

Mail Stop 3720

February 15, 2007

VIA U.S. MAIL AND FAX (212) 598-3242
Mr. Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

  Re: **Leucadia National Corporation**
     Form 10-K/A for Fiscal Year Ended December 31, 2005
     Filed November 3, 2006
     File No. 1-5721

Dear Mr. Orlando:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       /s/ Larry Spirgel
       Assistant Director